Changes in Affiliates (New Affiliate)

POSCO Maharashtra Steel Private Limited is a new affiliate company of the POSCO Group. POSCO owns 100 percent of the total issued and outstanding shares of POSCO Maharashtra Steel Private Limited.

Company to be affiliated:

• Company Name: POSCO Maharashtra Steel Private Limited

• Total Assets (KRW): 1,577,340,000

• Total Shareholders’ Equity (KRW): 1,577,340,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,577,340,000

• Current total number of affiliated companies: 119